SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number   001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The St. Paul Companies, Inc. Stock Ownership Plan

385 Washington Street

St. Paul, MN 55102

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The St. Paul Travelers Companies, Inc.

385 Washington Street

St. Paul, MN 55102

REQUIRED INFORMATION

The St. Paul Companies, Inc. Stock Ownership Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants of The St. Paul Companies, Inc. Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The St. Paul Companies, Inc. Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The St. Paul Companies, Inc. Stock Ownership Plan as of December 31, 2004 and 2003, and the changes in the net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i—Schedule of Assets (held at end of year) as of December 31, 2004 and Schedule H, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s administrator.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 29, 2005

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Statement of Net Assets Available for Benefits

as of December 31, 2004

	Allocated
	Non-Participant	Participant
	Directed	Directed	Unallocated	Total
Assets:
Investments:
Preferred stock of The St. Paul Travelers Companies, Inc.	$—	$175,366,334	$—	$175,366,334
Common stock of The St. Paul Travelers Companies, Inc.	—	183,872,056	—	183,872,056
Cash and short-term investments	—	4,810,470	1,857,429	6,667,899
Total investments	—	364,048,860	1,857,429	365,906,289

Receivables:
Participating companies’ contributions	—	6,099,709	3,061,719	9,161,428
Accrued interest	—	6,478	3,003	9,481
Investments sold but not delivered	—	677,148	—	677,148
Total receivables	—	6,783,335	3,064,722	9,848,057
Total assets	—	370,832,195	4,922,151	375,754,346

Liabilities:
Debt	—	—	4,703,464	4,703,464
Accrued expenses	—	65,350	184,219	249,569
Other payables	—	707,674	—	707,674
Total liabilities	—	773,024	4,887,683	5,660,707

Net assets available for benefits	$—	$370,059,171	$34,468	$370,093,639

See accompanying notes to financial statements

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Statement of Net Assets Available for Benefits

as of December 31, 2003

	Allocated
	Non-Participant	Participant
	Directed	Directed	Unallocated	Total
Assets:
Investments:
Preferred stock of The St. Paul Companies, Inc.	$192,198,139	$—	$24,443,556	$216,641,695
Common stock of The St. Paul Companies, Inc.	166,992,795	66,308,123	—	233,300,918
Cash and short-term investments	1,726,807	612,355	2,015,987	4,355,149
Total investments	360,917,741	66,920,478	26,459,543	454,297,762

Receivables:
Participating companies’ contributions	—	—	5,443,145	5,443,145
Accrued dividends and interest	1,224,643	484,977	1,712	1,711,332
Investments sold but not delivered	194,332	—	—	194,332
Total receivables	1,418,975	484,977	5,444,857	7,348,809
Total assets	362,336,716	67,405,455	31,904,400	461,646,571

Liabilities:
Debt	—	—	22,664,215	22,664,215
Accrued expenses	65,745	—	887,682	953,427
Other payables	8,124	490,517	—	498,641
Total liabilities	73,869	490,517	23,551,897	24,116,283

Net assets available for benefits	$362,262,847	$66,914,938	$8,352,503	$437,530,288

See accompanying notes to financial statements

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2004

	Allocated
	Non-Participant	Participant
	Directed	Directed	Unallocated	Total
Additions:
Investment income:
Preferred dividends	$7,092,871	$—	$586,140	$7,679,011
Common dividends	28,516	6,709,716	—	6,738,232
Interest	15,880	25,557	15,284	56,721
Net depreciation in fair value of investments	(16,297,495)	(11,023,075)	(713,954)	(28,034,524)
Net investment loss	(9,160,228)	(4,287,802)	(112,530)	(13,560,560)
Participating companies’ contributions	15,546	6,099,709	5,464,664	11,579,919
Transfer from The St. Paul Companies, Inc.
Savings Plus Plan	2,986	10,685,431	—	10,688,417
Total additions	(9,141,696)	12,497,338	5,352,134	8,707,776
Deductions:
Interest expense	—	—	1,033,438	1,033,438
Administrative expenses	—	215,837	—	215,837
Other expense	3,226	2,253	—	5,479
Paid to participants in cash	13,696,989	20,256,048	—	33,953,037
Common stock distributed at fair value	2,837,067	4,962,422	—	7,799,489
Transfer to The St. Paul Companies, Inc. Savings Plus Plan	749,684	32,387,461	—	33,137,145
Total deductions (additions)	17,286,966	57,824,021	1,033,438	76,144,425
Net increase (decrease) prior to Interfund transfers	(26,428,662)	(45,326,683)	4,318,696	(67,436,649)
Interfund transfers
Allocation of 76,445 shares of preferred stock, at fair value	18,881,130	4,848,472	(23,729,602)	—
Forfeitures used for note payment	—	(4,000,000)	4,000,000	—
Transfer of dividend income for debt service	(5,309,527)	(1,783,344)	7,092,871	—
Transfer from non-participant directed to participant directed	(349,405,788)	349,405,788	—	—
Net increase (decrease)	(362,262,847)	303,144,233	(8,318,035)	(67,436,649)
Net assets available for benefits:
Beginning of year	362,262,847	66,914,938	8,352,503	437,530,288
End of year	$—	$370,059,171	$34,468	$370,093,639

See accompanying notes to financial statements

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2003

	Allocated
	Non-Participant	Participant
	Directed	Directed	Unallocated	Total
Additions:
Investment income:
Preferred dividends	$6,603,037	$—	$1,677,529	$8,280,566
Common dividends	5,106,723	1,976,580	—	7,083,303
Interest	23,293	7,297	14,731	45,321
Net appreciation in fair value of investments	48,681,351	9,687,310	5,688,294	64,056,955
Net investment income	60,414,404	11,671,187	7,380,554	79,466,145
Participating companies’ contributions	—	—	12,896,541	12,896,541
Transfer from The St. Paul Companies, Inc.
Savings Plus Plan	—	16,954,672	—	16,954,672
Total additions	60,414,404	28,625,859	20,277,095	109,317,358
Deductions:
Interest expense	—	—	2,742,647	2,742,647
Administrative expenses	241,215	—	—	241,215
Other expense	690	2,130	—	2,820
Paid to participants in cash	25,575,444	2,650,988	—	28,226,432
Common stock distributed at fair value	8,187,603	1,457,092	—	9,644,695
Transfer to The St. Paul Companies, Inc.
Savings Plus Plan	5,150,977	18,541,933	—	23,692,910
Total deductions	39,155,929	22,652,143	2,742,647	64,550,719
Net increase prior to Interfund transfers	21,258,475	5,973,716	17,534,448	44,766,639
Interfund transfers
Allocation of 95,246 shares of preferred stock, at fair value	28,533,091	—	(28,533,091)	—
Transfer of dividend income for debt service	(6,603,037)	—	6,603,037	—
Net increase (decrease)	43,188,529	5,973,716	(4,395,606)	44,766,639
Net assets available for benefits:
Beginning of year	319,074,318	60,941,222	12,748,109	392,763,649
End of year	$362,262,847	$66,914,938	$8,352,503	$437,530,288

See accompanying notes to financial statements

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Note 1    Description of the Plan

General Provisions

The following brief description of The St. Paul Companies, Inc. Stock Ownership Plan (the Plan) is provided for general information purposes.  Plan participants should refer to the Plan document for more complete information.

Effective January 1, 1998, The St. Paul Companies, Inc. Savings Plus Preferred Stock Plan (PSOP) and The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP) were merged into one plan, thereby creating the Plan.  The Plan is a defined contribution plan under which guaranteed matching contributions are made with respect to employees’ pretax 401(k) contributions to The St. Paul Companies, Inc. Savings Plus Plan (Savings Plus Plan).  The St. Paul Travelers Companies, Inc. (the Company) and certain of its subsidiaries, St. Paul Fire and Marine Insurance Company and St. Paul Re, Inc. currently participate in the Plan.  Octagon Risk Services, Inc. withdrew from the Plan effective October 5, 2003, pursuant to its sale by the Company.

U.S. Bank National Association is the Trustee for the ESOP Common Stock Fund portion of The St. Paul Companies, Inc. Stock Ownership Trust (Trust).  Fidelity Management Trust Company (FMTC) is the Trustee for the remaining portion of the Trust.  The Company has appointed an Administrative Committee to act on behalf of the Company as the Plan Administrator.

On April 1, 2004, Travelers Property Casualty Corp. (TPC) merged with a subsidiary of The St. Paul Companies, Inc., as a result of which TPC became a wholly owned subsidiary of the Company.   In connection with the merger, the name of the Company changed from “The St. Paul Companies, Inc.” to “The St. Paul Travelers Companies, Inc.”  Accordingly, St. Paul Companies stock has since been referred to as St. Paul Travelers stock.

As a result of the merger, it is management's intention to merge the Plan, the St. Paul Savings Plus Plan and the Traveler's 401(k) Savings Plan.

Participation, Vesting and Allocations

Employees of legacy St. Paul Companies, Inc. and participating subsidiaries who participated in the ESOP or PSOP on December 31, 1997, became Plan participants on January 1, 1998.  Employees of legacy St. Paul Companies, Inc. and participating subsidiaries who were not participants in the ESOP or PSOP on December 31, 1997, became participants as of the later of January 1, 1998 or their employment date prior to April 1, 2004.  Employees hired on or after April 1, 2004 participate in the Travelers 401(k) Savings Plan, they do not participate in this Plan.

The merger between The St. Paul Companies, Inc. and TPC was considered a change in control for purpose of the Plan, therefore all Company contributions allocated to active participants before April 1, 2004 became fully vested.  Company contributions allocated to participants after April 1, 2004 vest after three years of service.

Participants also become vested in full upon retirement, permanent and total disability, death, or upon termination of the Plan or a change in control of the Company, as defined by the Plan.

The Plan allocates shares of the Company’s Series B Convertible Preferred Stock (preferred stock) or the Company’s common stock (common stock) to those employees participating in the Savings Plus Plan.  Shares of the Company’s preferred stock or common stock are allocated to eligible participants semi-annually based on their Savings Plus Plan contributions through June 30 and December 31. The Company matching allocation is one dollar for every dollar of participant eligible earnings up to a maximum of six percent of their base salary.  This matching allocation is made in the form of preferred stock, to the extent available in the Plan, or in the Company’s common stock if preferred stock is not available.  Except for cases of retirement, permanent and total disability, or death, this matching allocation is made only to participants actively employed on the last working day of June or December, respectively.

Shares of the Company’s common stock were allocated to participants based on compensation over a period of ten years from the former ESOP.  The final ESOP allocation was made as of December 31, 1997.  Except for cases of death, retirement or permanent and total disability, the allocation was made only to participants actively employed on the last working day of the calendar year.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised.  The Trustees do not vote any share of common stock for which no participant instruction has been received.  FMTC, as Trustee of the preferred stock, will vote in its sole discretion the shares of preferred stock allocated to a participant’s account if the participant does not give instructions on how to vote the shares.  FMTC also votes in its sole discretion any unallocated shares of preferred stock.  FMTC is required to exercise its sole discretion in the best interest of Plan participants and beneficiaries.

Debt

Prior to the merger that created the Plan, the PSOP had obtained long-term financing from St. Paul Fire and Marine Insurance Company, an affiliate of the Plan sponsor and a participating employer, to purchase Company preferred stock for future allocation to PSOP participants.  This loan principal and interest was repaid by the Plan using participating Company contributions and dividends received on allocated and unallocated shares of Company preferred stock held by the Trust.  The debt was paid in full on January 31, 2005.  See Note 7 for more information.

Distribution of Benefits

Distribution of vested benefits from the Trust is made upon a participant’s retirement, permanent and total disability, death or employment termination.  Distribution of vested benefits from the Preferred Stock or ESOP Common Stock Funds will, at the participant’s election, be either in the form of cash or full shares of Company common stock and cash in lieu of any fractional shares of such stock.

ESOP Common Stock Fund dividends are distributed to participants as soon as practicable following the dividend pay date.  As of October 2003, participants are able to reinvest dividends in the Plan if they so choose.

Diversification

Beginning November 15, 2004, participants in the Preferred Stock Fund were granted investment discretion.  Prior to November 15, 2004, participants who had attained age 55 could elect to diversify a portion of their preferred stock balance, once a year for six years, up to a maximum amount.  Diversifications were made through transfers out of the Plan for investment in The St. Paul Companies, Inc. Savings Plus Plan.

Beginning February 1, 2003, participants in the ESOP Common Stock Fund were granted investment discretion under a schedule that phased to full diversification effective August 1, 2003.  The schedule is as follows:

February 1, 2003	Up to 25% of ESOP shares can be diversified
April 1, 2003	Up to 50% of ESOP shares can be diversified
June 1, 2003	Up to 75% of ESOP shares can be diversified
August 1, 2003	Full ESOP balance can be diversified

Diversifications are made through transfers out of the Plan for investment in The St. Paul Companies, Inc. Savings Plus Plan.

Forfeitures

Under the Plan, forfeitures are used in the following priority:

•                       to make any necessary corrective allocations or distributions to participants;

•                       to restore benefits to participants returning to the Plan;

•                       to pay administrative expenses; and

•                       any remaining forfeitures are used to reduce Company contributions and are allocated to participants as described in the Plan.

Under those terms, the Company plans to utilize a portion of these forfeitures to reduce future employer contributions.  Forfeited non-vested accounts totaled $1.5 million and $5.4 million at December 31, 2004 and 2003, respectively.  Forfeitures used to reduce employer contributions totaled $4.6 million in 2004 and $1.6 million in 2003, respectively.

Plan Termination

Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time.  Upon such termination, the Plan currently provides that participant account balances would be distributed to participants as permitted by law.  Upon termination of the Plan participant account balances would vest in full.

Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is in accordance with applicable Section 401-1(b)(3) and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provisions for income taxes has been included in the Plan’s financial statements.

Note 2    Significant Accounting Policies

The accompanying Plan financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP).

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

The Plan provides for investment in the Company’s preferred and common stock funds.  Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

At December 31, 2004 and 2003, approximately 96% and 97%, respectively, of the Plan’s net assets were invested in the common stock and preferred stock of the Company. The underlying value of the Company common stock and preferred stock are entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

The investment in preferred and common stock of the Company are carried at fair value as discussed in Note 8.

Realized gains or losses on the sales of investments and the change in unrealized appreciation or depreciation in the market value of investments are presented in total in the statements of changes in net assets available for benefits.  The average cost method is used to determine cost of shares sold or distributed.  Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded when earned.

Money market portfolios and short-term investments are carried at cost plus accrued interest or amortized discount, which approximates fair value.

Portions of administrative expenses of the Plan are paid by the participating companies and are not reflected in the accompanying financial statements.  Plan administrative expenses paid by the Plan are paid out of forfeitures or charged to participant accounts.

Benefits are recorded when paid.

Note 3    Investment in Preferred Stock of the Company

Information regarding the Plan’s investment in preferred stock of the Company follows:

	Allocated	Unallocated	Total
December 31, 2004

Number of shares	586,313	—	586,313
Cost	$84,605,021	—	$84,605,021
Fair value	$175,366,334	—	$175,366,334
Fair value per share			$299.10

December 31, 2003

Number of shares	601,164	76,455	677,619
Cost	$86,747,964	$11,032,514	$97,780,478
Fair value	$192,198,139	$24,443,556	$216,641,695
Fair value per share			$319.71

Each share of the Company’s preferred stock has a guaranteed minimum value of $144.30, a dividend rate of $11.724 annually and is convertible into eight shares of the Company’s common stock.

Note 4    Investment in Common Stock of the Company

Information regarding the Plan’s investment in common stock of the Company follows.  All shares are considered allocated.

Total
December 31, 2004

Number of shares	4,960,131
Cost	$87,430,780
Market value	$183,872,056
Percent of total Company shares outstanding	0.74%
Market value per share	$37.07

December 31, 2003

Number of shares	5,884,008
Cost	$102,152,889
Market value	$233,300,918
Percent of total Company shares outstanding	2.6%
Market value per share	$39.65

Note 5    Net Appreciation (Depreciation) in Market Value of Investments

Plan investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

	December 31, 2004	December 31, 2003

Preferred Stock	$(13,951,309)	$30,531,658
Common Stock	(14,083,215)	33,525,297
Net Appreciation (Depreciation)	$(28,034,524)	$64,056,955

Note 6    Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applied.  U.S. Bank National Association (U.S. Bank) and Fidelity Management Trust Company (FMTC), are parties-in-interest as defined by ERISA as a result of being trustees of the Plan.  U.S. Bank and FMTC are investing plan assets in their respective short-term investment fund.  The Plan also engages in transactions involving the acquisition or disposition of units of participation in preferred and common stock of the Company, a party-in-interest with respect to the Plan.  These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 7    Debt

To finance the preferred stock purchase for future allocation to qualified employees, the Trust (formerly the PSOP) borrowed $150 million from St. Paul Fire and Marine Insurance Company, at an interest rate of 9.4 percent.  This debt matured on January 31, 2005 at which time the principal and interest were paid in full.  The outstanding balance of this debt was $4,703,464 and $22,664,215, as of December 31, 2004 and 2003, respectively.

Note 8    Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and Short-term Investments are carried at cost plus accrued interest or amortized discount, which approximates the fair value.

Preferred stock is based on a valuation model provided by an independent appraiser.

Common stock of the Company is based on published market prices.

The fair values of the Plan’s debt is based primarily on the fair value of debt securities in the market that have terms similar to the Plan’s debt.

The carrying amounts and estimated fair values of the Plan’s financial instruments at December 31 are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and short-term investments	$6,667,899	$6,667,899	$4,355,149	$4,355,149
Preferred stock of The St. Paul Travelers Companies, Inc.	175,366,334	175,366,334	216,641,695	216,641,695
Common stock of The St. Paul Travelers Companies, Inc.	183,872,056	183,872,056	233,300,918	233,300,918
Total Investments	$365,906,289	$365,906,289	$454,297,762	$454,297,762

Debt	$4,703,464	$4,724,465	$22,664,215	$24,226,913

Note 9    Subsequent Event

Effective January 1, 2005, the Company will match 100% of participant pre-tax contributions, up to the first 5% of annual eligible pay, subject to a maximum annual Company match amount of $5,000.

SCHEDULE 1

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2004

Identity of Issuee	Description of Investment	Cost	Current Value

*The St. Paul Travelers Companies, Inc.	Series B Convertible Preferred Stock, no par value, 586,313 shares	$84,605,021	$175,366,334
*The St. Paul Travelers Companies, Inc.	Common Stock, no par value, 4,960,131 shares	87,430,780	183,872,056
*U.S. Bank N.A	First American Prime Obligation, Class Y Institutional	1,475,688	1,475,688
*Fidelity Management Trust Company	Institutional Cash Portfolio MM Fund Class I shares	5,192,211	5,192,211
	Total Investments	$178,703,700	$365,906,289

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SCHEDULE 2

THE ST. PAUL COMPANIES, INC. STOCK OWNERSHIP PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

for the Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(f)	(g)	(h)	(i)
Identity of issuer	Description of investment	Purchase price	Selling price	Expense Incurred with Transaction	Cost	Current value on distribution date	Net Gain
The St. Paul Travelers Companies, Inc.	Common Stock	$27,425,150	$—	$—	$27,425,150	$27,425,150	$—
		—	55,085,046	40,358	36,881,944	55,085,046	18,203,102
U.S. Bank, N.A.	First American Prime Obligation Class Y Institutional Fund	29,291,690	—	—	29,291,690	29,291,690	—
		—	28,449,560	—	28,449,560	28,449,560	—
Fidelity Management Trust Company	Institutional Cash Portfolio MM Fund Class I Shares	44,439,978	—	—	44,439,978	44,439,978	—
		—	42,969,358	—	42,969,358	42,969,358	—

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2005	THE ST. PAUL COMPANIES, INC.
STOCK OWNERSHIP PLAN
(The Plan)

	By:	/s/ John P. Clifford, Jr.
John P. Clifford, Jr.
Senior Vice President, Human Resources
Member of the Administrative
Committee for The St. Paul Companies, Inc. Stock Ownership Plan

Exhibit Index

Exhibit Number	Description

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm